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                                                                      EXHIBIT 26


                      [LETTERHEAD OF MAGMA POWER COMPANY]



              MAGMA POWER ISSUES STATEMENT ON STATUS OF MEETINGS
                            WITH INTERESTED PARTIES

     San Diego, California, November 7, 1994...In response to inquiries regarding a Reuters interview with chief executive officer Ralph W. Boeker about the current status of Magma Power Company's (Nasdaq NNM: MGMA) exploration of alternatives to further the best interests of Magma stockholders, Magma made the following statement:

     "At present, we are moving down a number of different paths. Since California Energy announced its unsolicited bid, we and Goldman Sachs & Co. have received a substantial number of inquiries regarding the company, which we began to seriously explore this past week.

     "We are now meeting with interested parties and, subject to confidentiality agreements which several parties have signed, are giving them access to confidential information with which they can better analyze the long-term potential of the company. Magma has not received proposals from any of these parties as of this time.

     "While we obviously cannot disclose with whom we are meeting, the parties include companies with financial resources greater than California Energy. In addition, Goldman is actively soliciting other potential participants and has also been instructed to explore possible value enhancing transactions other than business combinations.
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     "Our paramount objective is to achieve the best result for our stockholders. We are not putting a time limit on this pursuit and will not be influenced by artificial deadlines.

     "This is a complex effort. We believe that in order to recognize the true value of Magma, a potential partner must sit down with management and study the company from the inside. In addition, many of the interested parties, although knowledgeable about power generation, are new the geothermal. As a consequence, the education process will take some time.

     "It is impossible to determine at this time how long this process will take. We also cannot say that ultimately the board of directors will not conclude that independence is the best alternative for shareholders, nor can we guarantee that a transaction will be completed."


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     The following information is provided pursuant to Section 14(a) of the
Securities Exchange Act of 1934, as amended, and Rule 14a-12(a)(3) thereto. The participants in the solicitation are Magma Power Company, the following directors and others, who in the aggregate are deemed to beneficially own approximately 2.1% of the outstanding common shares of Magma common stock: James
D. Shepard, Paul M. Pankratz, Thomas C. Hinrichs, Ralph W. Boeker, Louis A. Simpson, John D. Roach, Roger L. Kesseler, Lester L. Coleman, William R. Knee, Bent Petersen, and J. Pedro Reinhard, and Jon R. Peele, Wallace C. Dieckmann, Kenneth J. Kerr, and Trond Aschehoug. No participant individually owns more than 1% of the outstanding shares of Magma's common stock. Messrs. Kesseler, Knee and Reinhard are employees of The Dow Chemical Company ("Dow"). Dow is the beneficial owner of 5,032,430 shares of Magma's common stock, of which 4,000,005 shares are held in escrow to satisfy certain exchange rights under an existing Dow note indenture. Dow retains the right to vote the shares placed in escrow. In addition, the Company is a party to a technical services agreement with Dow pursuant to which the Company has made payments for technical services in the amounts of $575,000 for 1993 and has agreed to make payments of $550,000 for 1994 and thereafter in annual amounts reduced by $50,000 each year to $300,000 for 1999. The Company is also a party to an engineering and construction management services agreement with Dow Engineering Company. The Company believes that the technical services agreement and the engineering and construction management services agreement are on terms at least as favorable to the Company as would be available from an unaffiliated third party. Mr. Shepard is a co-trustee of the B.C. McCabe Foundation (the "Foundation"), which beneficially owns 2,752,641 shares of Magma's common stock. Mr. Shepard disclaims beneficial ownership of such shares.